Exhibit 99.1

Scienjoy Attends NFT.NYC, The Leading Annual Non-Fungible Token Event

BEIJING, November 10, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company", or "We") (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced that the Company’s New York team participated in the largest annual Non-Fungible Token event, NFT.NYC (the “Event”) from November 1st to November 4th in New York City.

The Event attracted a large number of attendees, including some key players in the NFT industry such as Opensea, Clubrare, Topps NFTs, Christie’s, and MoonPay. The Event consisted of various forums and panel discussions addressing the latest developments and future trend in NFT and how AI, AR, and VR technologies evolve to assist the NFT industry to be more collaborative, hence developing a new creative economy.

The Event provided Scienjoy a tremendous opportunity to meet the NFT industry experts and cultivate the relationships with industry top-notched platforms and marketplaces, leading to future partnerships.

With the technical support of the Company, Herr Gallery, one of the Scienjoy’s business partners in New York, successfully dropped NFTs on Rarible on behalf of the two extraordinary artists, Cao Zou and Dazhou Wang, on October 26th and October 28th respectively. These drops indicated the beginning of immersion into the NFT world by Herr Gallery and Scienjoy. Herr Gallery has presented its artworks in the Event and plans more NFT drops by the end of 2021. Scienjoy is committed to providing its technologies to support Herr Gallery in future droppings as the Company continues to enhance its year long ongoing plan of Metaverse with AI, AR, and VR technologies.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 250 million registered users, Scienjoy currently operates four livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

About HERR GALLERY

Herr was established in 2021 to promote iconic artists in the burgeoning Non-Fungible Token market. Herr is based in New York keens to help artists to step into the future Metaverse. Herr curates, produces, and develops NFT related projects with an art-focused approach, which was born out of a desire to bridge the gap between traditional fine art and digital media technologies. Herr offers a complete representation package that includes animation, mining, publicity and sale, as well as rights management, marketing, and financial planning. For more information, please visit: www.herrgallery.com

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Ray Chen

VP, Investor relations

Scienjoy Holding Corporation

+86-010-64428188

ray.chen@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com